Mail Stop 3561

March 9, 2007

Kenji Osako, President
Dream Media, Inc.
4695 Macarthur Court 11th Floor
Newport Beach, CA 92660

> **RE: Dream Media, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 6, 2007**
> **File No. 333-140486**

Dear Mr. Osako:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, the staff's assessment of your status under the definition can be based only upon the public representation of your proposed business in the instant registration statement. In this regard we also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

   Your disclosure indicates that you are a development stage company that intends to market major American brands to Japanese customers through a catalog and internet site. However, your disclosure shows that you have had no revenues, no contracts or agreements with customers or suppliers, no consultants and have not even begun development of your website. Moreover, your sole officer and director does not appear to have any direct experience in your proposed line of business. Additionally, you indicate that in the event you cannot implement your business plan you may merge with a private company in an unrelated business. In view of the foregoing, we believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company. Please revise your registration statement to comply with the provisions of Rule 419 of Regulation C or provide us with a detailed legal and factual analysis as to why you are not a blank-check company.

2. Please file the Stock Purchase Agreement as an exhibit to the registration statement as required by Item 601(b) of Regulation S-B. Insure that the Exhibit Index reflects the filing of this agreement.

Registration Statement Facing Page

3. Please insure that the amendment provides the Primary Standard Classification Code and Commission file number.

4. We note your statement in footnote 1 to the Calculation of Registration Fee table that "we calculated a good faith estimate of the number of shares that we believe may be issuable pursuant to the equity line financing to account for market fluctuations. Should we have insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary." The company has not filed an equity line financing agreement. Revise your disclosure as appropriate or advise us of the basis for your statement. We may have further comment.

Cover Page

5. We note that the cross-reference to the risk factors section is in all capital letters. We also note other disclosure is presented in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information

6. Please revise to highlight the legend in the paragraph following your cross-reference to the risk factors section.

7. Please revise to provide the disclosure required by Item 501(a)(9)(iv).

8. We note your statement that "the 1,075,000 shares of our common stock can be

sold by selling security holders at a fixed price of $1.00 per share until our shares are quoted on the OTC Bulletin Board …." (Emphasis added.) Please revise your statement to indicate that the selling shareholders must sell at a fixed price of $1.00 per share until the securities are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary

About Our Company, page 1

9. Revise your disclosure to clarify the types of apparel that you will offer to Japanese customers. State whether the company has begun business operations in marketing and selling the apparel. State whether the company has any contracts with major brands to sell their products. We may have further comment.

10. The opening sentence should contain the name of the company that it was incorporated under on February 2, 2005.

11. Here or under the "Description of Business", please disclose the business purpose of the original company.

12. We note your statement that "the offering price …is a fixed price at which the selling security holders <u>may sell</u> their shares until our common stock is quoted on the OTC Bulletin Board …." (Emphasis added.) Revise to indicate that the selling security holders will sell their shares at a fixed price.

13. Please briefly indicate the amount of expected expenses relating to the registration of the shares for selling shareholders.

Risk Factors, page 2

14. Revise the subheadings to concisely state the specific material risk it presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. For example, we note the subheading "We do not expect to pay dividends and investors should not buy our common stock expecting to receive dividends." Subheadings must describe the actual risk addressed, not the aspect of your business which gives rise to the risk.

15. Please include risk factors discussing the officers and directors lack of business experience in this line of business, the company's lack of contracts or agreements with customers or suppliers, along with any potential conflicts of interest with Mr.

Osako.

16. Revise risk factor 2 to indicate the amount of additional funds needed to achieve your current plans of operations.

17. We do not understand your reference to "new online-dating related features" in your second risk factor.

18. Revise risk factor 6 to indicate the number of shares beneficially owned by Ken Osako.

19. In light of the potential importance of your 12th risk factor, "We are currently deemed a shell company…" revise to address this risk in the beginning of your risk factor section.

20. We note your statement that sales of your common stock by Mr. Osako into the public market could decrease the prevailing market price of your common stock. Supplementally advise us of the exemption Ken Osako will rely upon for these sales. We may have further comment.

Determination of Offering Price, page 4

21. You state that the public offering price was arbitrarily determined. You also indicate that the offering price was arrived at by determining your financial condition and prospects, your limited operating history, and the general condition of the securities market. Revise to reconcile your statements.

22. We note that investors purchased shares of company stock in August, 2006 at $.001 per share while in November, 2006, 11 shareholders purchased stock at $1.00 per share. Please explain to us the factors considered that determined the price per share in each of these offerings.

Selling Shareholders, page 5

23. We note your reference to "issued pursuant to Regulation D Rule 402". Revise to indicate whether the securities were issued pursuant to Rule 504, Rule 505 or Rule 506 of Regulation D.

24. In the third paragraph, please identify "our founder".

25. Also, please state the price per share Mr. Osako paid for the 100,000 shares pursuant to the Stock Purchase Agreement in July, 2006.

26. Please revise to list the selling shareholders in alphabetical order.

27. Revise to indicate the number of shares outstanding used in computing the percentage of common stock owned after the offering. We note your financial statements dated October 31, 2006 indicate the weighted average number of common shares as 51,511,111.

28. In the Selling Shareholder table, it appears that Harumi Kondo is listed twice, unless there are two different shareholders with the same name. Please correct or clarify by footnote, as appropriate.

29. Further, there are four (4) shareholders listed in the table with the last name of Osako, in addition to Mr. Ken Osako. Please clarify by footnote whether or not there is any affiliation between the company's president and Shingo, Yuki, Riki, and Sachiyo Osako.

Directors, Executive Officers…, page 8

30. Revise to indicate the term of the positions held in the company by Mr. Ken Osako.

31. We note Mr. Osako's business experience during the past five years. For each job held, include the start date and ending date by month and year. Also indicate the principal business of any corporation or other organization where the occupation or employment was carried on. We may have further comment.

32. Referring to the biographical information for Mr.Osako, please indicate whether any of the companies mentioned are reporting companies, as required by Item 401(a)(5) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management, page 8

33. Please revise to indicate the number of executive officers and directors in the group.

Interests of Named Experts and Counsel, page 9

34. Revise to identify counsel who is opining on the validity of the shares offered.

Organization within Last Five Years, page 10

35. We note the disclosure that 1,000,000 shares were issued to Scott Raleigh; however, page 13 shows that 100,000 shares were issued. Please correct as appropriate to make the disclosure consistent.

36. Please revise to indicate the amount of consideration paid by Scott Raleigh for the shares.

Description of Business

General, page 10

37. Revise to describe the company's current operations. We note that most of your disclosure addresses the company's planned operations. Clarify the status of the production of the catalog, the company's website, the company's call center and order processing center, and the showroom in Tokyo.

38. Please revise to expand the second paragraph to specify what particular classification of products the company plans to target, with respect to "top American brands". Further, please clarify whether the company has any contracts or agreements with any American suppliers.

39. Indicate the basis for your statement that Japan is "one of the world's largest retail markets".

Products and Services, page 10

40. We note that your principal product will be a catalog. Disclose whether or not the company has made arrangements with any company to produce the catalog, and if so, please identify the company. If any agreement has been executed in this regard, please file the agreement as an exhibit to the registration statement.

41. Disclose the cost to produce the catalog as planned. Also, please disclose the intended source of funds to be used for this purpose.

42. You disclose plans to have a 240- page catalog of which approximately 200 pages will contain advertising space. Please indicate what will comprise the remainder of the catalog.

43. We further note the company's plans to have a website. Please disclose whether or not the company has contracted a web designer. If a contract has been signed, please file the executed agreement as an exhibit.

44. Please disclose the estimated cost of designing the website and the planned source of funds for that purpose.

45. Disclose the estimated time it will take to design the website and be fully operational. Indicate the website address for the company's website.

46. Please disclose whether or not the company has selected the site for its call center and order-processing center. If so, please disclose its location. Also, disclose the leasing arrangements and file any lease agreement as an exhibit as required by Item 601(b) of Regulation S-B.

47. If known, please state how many employees you plan to hire to work at the call center and order-processing center.

48. Please disclose if the company has any suppliers or disclose the status of the company's discussions or arrangements with potential suppliers. Any executed contracts with suppliers should be filed as exhibits to the registration statement.

49. The last paragraph of this section refers to "our business model". Please explain.

Revenue Streams, page 11

50. Please describe the type of fee to be charged to the American companies for advertising their products in the catalog.

Marketing, page 11

51. We note your statements that "direct marketing, …, has gained increasing popularity in Japan over the last five years" and "this strategy has met with considerable success, and sales from direct marketing channels have been on the rise in the last decade." We also note the statement that "the retail apparel market remains relatively open, with most organized players still focusing on Japanese made merchandise with only a few minority players catering to the demand for American brands." The basis for comparative factual assertions and for the company's or management's belief in certain qualitative statements must be clear from the text of the proxy statement/prospectus. Revise the disclosure throughout the document to address the concerns of the staff, or advise us supplementally as necessary. We may have further comment.

52. Please explain the term "convenience store" as it applies here.

53. Please clarify whether the company has any contracts or agreements with any major retail chains to utilize convenience stores as a distribution channel.

54. In the fourth paragraph, please briefly explain "alternative media" that was used

by Japanese retailers.

55. Please expand the last paragraph of this section to indicate the company's planned timetable for opening a showroom in Tokyo. Any definitive plans should be disclosed.

Competition, page 11

56. Please explain your reference to "most organized players".

57. Please identify the "few minority players" catering to the demand for American brands.

58. Explain "several rounds of de-regulation in the retail markets…" by identifying the specific areas affected by the de-regulation.

59. Please identify the "major foreign players" that you refer to in the fifth line of paragraph two.

60. We do not understand your statement that "we do not expect any direct competition". It appears that the company has direct competition. Please advise or revise.

61. Revise to indicate the competitive business conditions, the company's competitive position in the industry and the principal methods of competition.

Management's Discussion and Analysis

Plan of Operations, page 12

62. The disclosure in this section indicates that the company plans to raise $3 million for working capital during 2007. Please explain the company's plans for raising the funds.

63. Please revise this section to discuss in detail the steps needed to build a customer base and attain your goals in your plan of operations for the next 12 months. Include a discussion of the milestones you need to achieve and the specific steps needed to accomplish each milestone. Also, please provide a timeline for reaching each milestone, in weeks or months. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance the milestones. Address the status of your efforts to accomplish these milestones. We may have further comment.

Capital Resources and Liquidity, page 12

64. Please revise to indicate the amount of funds raised in the private placement in August 2006.

65. Please disclose whether the company has any source(s) of capital, including any lines of credit, loans, etc.

66. We note your statement that "we expect to satisfy our cash requirements for the next twelve months through funds raised in our private placements." We also note that it appears the company will need proceeds in excess of $350,000 to conduct the noted operations for the next twelve months. Please clarify what operations will be conducted if the additional $2 million in the second quarter of 2007 and $1 million in the fourth quarter of 2007 are not raised by the company.

67. Please indicate the number of additional employees anticipated to be hired in the next twelve months.

Description of Property, page 13

68. Please provide the disclosure required by Item 102(a) of Regulation S-B. Revise to address the suitability and adequacy of the noted property.

69. If the office space is leased, please address the material provisions of the lease agreement and file such agreement as an exhibit to the registration statement. Also if applicable, please disclose the monthly lease payment.

Certain Relationships and Related Transactions, page 13

70. We note hereunder that Scott Raleigh transferred the 100,000 shares to Ken Osako; however, the section "Organization within Last Five Years" states that the 100,000 shares were sold to Mr. Osako for $36,000. Item 26. "Recent Sales of Unregistered Securities" in Part II also reflects that those shares were transferred. Please revise as appropriate to insure that the disclosure is consistent.

71. Briefly indicate the services provided by Scott Raleigh.

72. Please indicate the aggregate consideration paid by Mr. Osako for the shares purchased in the August 2006 offering.

Market for Common Equity and Related Stockholder Matters, page 13

73. We note your statement that shares of common stock owned by the company's shareholders will be available for resale. This Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter to Ken Worm dated January 21, 2000. Revise your filing to disclose the Division's position summarized above and revise your disclosure as appropriate.

74. Revise to indicate whether there is any common stock subject to outstanding warrants or any securities convertible into common stock.

Executive Compensation, page 14

75. Please provide the information required by Item 402 for all individuals serving as the principal executive officer or acting in a similar capacity during the last fiscal year, as required by Item 402(a)(2)(i) of Regulation S-B. We note that Mr. Raleigh appears to have served in this capacity during the last fiscal year.

76. Provide the disclosure regarding compensation of directors, as required by Item 402(f) of Regulation S-B.

77. Please revise to update the table through the end of the fiscal year, which is January 31 according to the notes to the financial statements.

Available Information, page 15

78. Please revise to indicate the new address of the SEC which is 100 F Street, N. E., Washington, D.C. 20549.

Audited Financial Statements

General

79. Please provide a current accountant's consent in any amendment and note the updating requirements of Item 310(g) of Regulation S-B.

Part II

Recent Sales of Unregistered Securities, page II-3

80. Indicate the value of the consideration received for the issuance of common stock in the August 30, 2006 offering and the November 30, 2006 offering.

81. We note your reliance upon Section 4(2) to exempt the noted transactions from registration. Indicate the facts and circumstances relied upon to make the exemption available for these transactions. Address whether these persons had access to the kind of information normally provided in a prospectus. Indicate for each transaction if at the time of the receipt of the common stock whether each investor was sophisticated and had sufficient knowledge and experience in financial and business matters to allow them to evaluate the merits and risks of the investment. Also address whether any general solicitation or advertising occurred in connection with each offering. We may have further comment.

82. We note your financial statement indicate that the offering of the 6,700,000 occurred during September 2006. Please revise as appropriate.

Form 10-Q for the period Ended October 31, 2006

83. We note your disclosure under the Management's Discussion and Analysis of Financial Conditions and Results of Operations section that the company is continuing its efforts to locate a merger candidate. We also note your disclosure in the Form 8-K dated October 30, 2006 which indicates that the company's business was changed to develop a company to give Japanese consumers access to top American retail brands. Revise your MD&A section to provide the disclosure required by Item 303(a) of Regulation S-B. We may have further comment.

Exchange Act Reports

84. With respect to your disclosures in Form 10-KSB for the fiscal year ended January 31, 2006 and Forms 10-QSB for the quarters ended April 30, 2006, July 31, 2006, and October 31, 2006, we note that your disclosures do not comply with Item 307 of Regulation S-B in the following respects:
   - We note your statement that you "maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed, is accumulated and communicated to management timely." Given this your "reasonable assurance" qualification, the disclosure should be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure

controls and procedures should be removed.

- We note that a partial definition of disclosure controls and procedures was provided. The disclosure should be revised either to remove the partial definition, or to provide the entire definition, along with a clear conclusion regarding effectiveness with respect to each component. For reference, see Rule 13a-15(e) or 15d-15(e) of the Exchange Act.
- Your evaluation of disclosure controls and procedures is required to be conducted as of the end of the period covered by the report, not within 90 days prior to filing as indicated by your disclosure.
- Your conclusion should clearly state that your disclosure controls and procedures are either *effective* or *ineffective*, not adequate.

Please confirm that in future filings, you will revise your disclosures to address each of the matters noted above.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 Please contact Raj Rajan at (202) 551-3388 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gregg E. Jaclin, Esq.
     via fax (732) 577-1188